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                             November 25, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Registration
Statement on Form F-1
                                                            Response Dated
November 13, 2020
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter.

       Amendment No. 3. to Registration Statement on Form F-1 filed September 28, 2020

       Note 5. Accounts Receivable, net, page F-20

   1.                                                   We note your response
to prior comment one. You state    Some of our clients who
                                                        engaged us for company
secretarial services prepaid us in April or May 2017 for services received from May or
June 2017 through April or May 2018. The last two months of the service periods were
included in the fiscal year ended March 31, 2019.    Please tell us
                                                        why revenue was
recognized during the fiscal year ended March 31, 2019 for services provided from May or
June 2017 through April or May 2018. Please also clarify what you mean by "the last two
months of the service periods were included in the fiscal year ended
                                                        March 31, 2019."
 Anthony Poon
ALE Group Holding Ltd
November 25, 2020
Page 2

      You also state that    Some of our clients who engaged us for company
secretarial services
      prepaid us in April or May 2018 for services received from May or June 2018 through
      April or May 2019." Please tell us why this revenue was recognized during the fiscal year ended March 31, 2020 when the services were provided from May or June 2017 through
      April or May 2018. Please also clarify what you mean by "the last two months of the service periods were included in the fiscal year ended March 31, 2020."



        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameAnthony Poon
                                                          Division of
Corporation Finance
Comapany NameALE Group Holding Ltd
                                                          Office of Trade &
Services
November 25, 2020 Page 2
cc:       Joan Wu
FirstName LastName